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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____
- ☒ Form C/A: Amendment to Offering Statement: Reduce minimum investment amount and reduce target offering amount

    - ☒ Check box if Amendment is material and investors must reconfirm within five business days.

- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Rejuvine Life Sciences, Inc.
Legal status of issuer:

    Form: corporation
    Jurisdiction of Incorporation/Organization: Delaware
    Date of organization): February 9, 2023

Physical address of issuer: 651 North Broad Street Suite 201 / Middletown, Delaware 19709
Website of issuer: https://rejuvinelife.com

Is there a co-issuer? ☐ Yes ☒ No If yes,
Name of co-issuer: _____
Legal status of co-issuer:

    Form: _____
    Jurisdiction of Incorporation/Organization: _____
    Date of organization: _____

Physical address of co-issuer: _____
Website of co-issuer: _____

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$500 setup fee, plus 6% from 0-$5MM; 4% from $5MM-$6MM, 3% from $7MM-10MM, and 1% thereafter

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of security offered: Class B Non-Voting Common Stock

Target number of securities to be offered: 10,000

Price (or method for determining price): 1.00

Target offering amount: $10,000

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): $1,235,000

Deadline to reach the target offering amount: Twelve (12) months after the filing date

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 10

Total Assets:	Most recent fiscal year-end: $205,052	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: $30,950	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: $4,000,000	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: $3,910,000	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: $4,230	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: ($5,076)	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: $17,277	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: ($205,500)	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]


SIGNATURE


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Rejuvine Life Sciences, Inc.
(Issuer)
By
/s/ Theenathayalan Parthasarathy CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Theenathayalan Parthasarathy
(Signature)
CEO
(Title)
May 2nd, 2024
(Date)